FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of MAY , 2001

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                              Form 20-F X Form 40-F
                                      ---
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
          furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes    No X
                                             ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Hilton Petroleum Ltd.
                                       -----------------------------------------
                                       (Registrant)

Date  May 23, 2001                     By  /s/ "Nick DeMare"
      -------------------              -----------------------------------------
                                       Nick DeMare
                                       Director
                                       (Signature)*

     *Print the name and title of the signing officer under his signature.



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                             HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                             Vancouver, BC V6E 3V7
                 Tel: (604) 685-9316    Fax: (604) 683-1585
                  CDNX Symbol: HTP.V    OTCBB Symbol: HTPTF



NEWS RELEASE                                                        MAY 23, 2001


                           Private Placement Financing

Vancouver, BC - May 23, 2001 -- Hilton Petroleum Ltd. (CDNX: HTP / OTCBB:
HTPTF), has, subject to regulatory approvals, arranged a non-brokered private placement financing of 3,750,000 units at a price of $1.70 per unit, to raise gross proceeds of $6,375,000. Each unit will consist of one common share and one share purchase warrant. Two share purchase warrants will entitle the holder thereof to purchase one additional common share in the capital of the Company for a period of three years from closing for the exercise price of $1.88.

The majority of the placees in this financing are officers and/or directors of the Company, on which there is no finder's fee payable. The officers' and/or directors' participation in this financing will be funded, in part, through their sale of Company shares in a cross, arranged by Canaccord Capital Corp., through the facilities of the Canadian Venture Exchange. For the placees which are not insiders, the Company has agreed to pay, subject to regulatory approvals, a finder's fee of 8% cash and share purchase warrants exercisable for one year at an exercise price of $1.88 per share.

In connection with this financing the Company has also agreed, subject to regulatory approval, to pay a fee of 500,000 share purchase warrants to purchase 500,000 common shares, exercisable for one year from closing, at an exercise price of $1.88. The fee will be paid to Canaccord Capital Corp.
and other independent financial advisors.

These funds will be used to help finance the Company's portion of the exploration programs in California and for general working capital.

Hilton Petroleum Ltd. is a Canadian company engaged in exploration, development and production of natural gas and crude oil. The company's headquarters is in Vancouver, BC Canada, with a U.S. field office in Bakersfield, CA. Hilton's common shares are listed on the Canadian Venture Exchange under the symbol (CDNX: HTP) and in the United States on the OTC Bulletin Board as
(OTCBB: HTPTF). Additional information about Hilton can be found at its Internet Web site: www.hiltonpetroleum.com; or by contacting Des O'Kell in Canada at 1-888-303-3361 or Bob Jordan in the United States at 1- 888-948-0075 or hilton@mdcgroup.com.


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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